







Danielle Leighton <[redacted]>

A Personal Invitation: Join Me on an Exciting New Adventure ✨

Danielle Leighton <[redacted]>
To: Lisa Woods <[redacted]>
Cc: [redacted]

Sat, Aug 10, 2024 at 7:13 AM

Hi Lisa,

I recently reached out to you about our upcoming Wefunder campaign, but I realized that I didn't include some important details and clear next steps for getting involved. I want to make sure everything is above board and clear for you, so here's the scoop:

- **We're Testing the Waters:** While we're getting everything ready, we're currently in the "testing the waters" phase. This means we're gauging interest and gathering feedback before officially launching. We expect to be out of this phase very soon but in the meantime, here's the official disclaimer:

Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Your Input Matters:** Your support and feedback mean the world to me. If you're interested in learning more or potentially joining us on this adventure, I'd love to keep you in the loop. Let me know if you have questions or want to chat more, I'm always up for a coffee or a call!
- **Stay Tuned & Follow Us on Socials:** Once we've filed our Form C and are ready to officially launch, I'll be sure to reach out again with more details and next steps. Find us on: Instagram | Facebook | TikTok

Thanks so much for being part of this journey with me.

Talk soon,

Danielle

MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok

On Wed, Aug 7, 2024 at 4:34 PM Danielle Leighton <[redacted]> wrote:

> Hi Lisa,
>
> I'm reaching out to you today because you've always been there for me as an O.G. supporter and part of my chosen family. Your belief in me has been a source of strength, and today, I'm inviting you to join me on an exciting new adventure: **Mazzy**.
>
> I know we've both felt it lately…that sense of feeling bored, lonely, or maybe like we've lost a bit of our spark. The older we get, the harder it is to make new friends and break out of dull routines, and it often feels like we're stuck in our sweatpants in an endless doom scroll. The loneliness epidemic is no joke, and it's something so many of us are struggling with.
>
> **The Mazzy Story**
>
> Two and a half years ago, I wrote myself a permission slip as an exercise from the book Big Magic by Elizabeth Gilbert. It was part of a transformative moment that set the course for what would become Mazzy. Here's an excerpt from that letter:

Dear Danni, I am your principal and this is your permission slip. You have permission to take as much time as you need to feel better, healed, and inspired. To unapologetically be yourself, to ask for people's time, to have a big personality, to create your own style and path. You have permission to fail. It's okay. You will be okay. To start as many things as you want and not finish any of them. To be seen and heard without fear. To spend more time with people that light you up, to follow your instincts, even when no one else understands, and to be you even when it's weird. You have permission to want great things and an extraordinary life.

This letter was my declaration of self-acceptance and courage. It was about giving myself the freedom to explore, create, and fail—without fear. It guided me through the journey of leaving a successful career, navigating an increasingly complex life, and finally getting in touch with what truly lights me up: Bringing people together for real world fun and connection. Mazzy is the embodiment of that journey.

I'm thrilled to be working alongside my good friend of over 20 years and Cofounder, Anna Lusby. With a career in creative marketing for fast-growing tech startups, Anna has been an invaluable partner in bringing this vision to life. Together, we've poured our hearts into creating a platform that helps women in their prime (like us!) reignite our spark, find new friendships, and embrace the joy of life.

Mazzy is not just an app; it's a mindset. It is a lighthearted experience that helps women step out of their comfort zones, rediscover joy, and connect with others. We all know how tough it can be to make new friends and prioritize our happiness, especially as life gets busier, more isolated, and increasingly complex. Mazzy is here to make it easier, offering the inspiration, community, and the nudge we all need to get out there and live more fully—to have a little more fun.

I've invested 3 years of full-time work, significant personal funds, and countless hours into making Mazzy a reality. Now, I'm asking you to join me and Anna in this journey. We're raising $124,000 on Wefunder to bring this vision to life, and we want you, our closest friends and family, to be in on the ground floor.

Here's how you can help:

1. **Become an Early Investor**: It's time to be the change you want to see by investing in female founders with a social impact venture – not to mention potentially making a giant pile of money (*future projections are not guaranteed*). It's statistically and depressingly proven how underfunded we are—let's change that!

2. **Join or Gift Mazzy**: Presales are live now! Let's build this community from the inside out, be first to experience the magic of Mazzy or gift it to another special lady in your life.

3. **Share:** We need your help to spread the word! Feel free to forward this email. Your recommendation can make a huge difference in bringing more women into our community. By sharing Mazzy, you're giving others the gift of connection and fun. **Let's get this party started!**

Your support will help us get Mazzy into the app stores, creating a space where others like us will find endless ideas for fun things to do, new ways to explore, and new friends to join in the adventure. This is more than an investment; it's an invitation to join an exhilarating journey and open up the exciting possibility that the best days are still ahead of us.

Thank you for being a friend. Let's make this happen...because fun never gets old!

XO

Danni

PS…Don't hesitate! We're offering a sweet 30% discount (better than the upcoming 20% public offer) as a thank you for being with us from the start, but only for a limited time.







MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok